SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300

+1 212 839 5599 FAX

AMERICA • ASIA PACIFIC • EUROPE

FILED VIA EDGAR

February 5, 2025

Ellie Quarles

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re: Victory Variable Insurance Funds II

Registration Statement on Form N-14

Dear Ms. Quarles:

On behalf of Victory Variable Insurance Funds II (the “Registrant” and each individual series, a “Fund” and together, the “Funds”), we submit this response to the comments provided to the undersigned telephonically by the Staff of the U.S. Securities and Exchange Commission (the “Commission”) on January 31, 2025, relating to the Registrant’s pre-effective amendment no. 1 to the registration statement on Form N-14 filed on January 24, 2025 (the “N-14”).

The Registrant will file with the Commission a second pre-effective amendment to the N-14 incorporating the responses to the Staff’s comments described below with respect to the Funds.

Below we identify in bold the Staff’s comments and note in regular type our responses. Capitalized terms used but not defined in this letter have the meanings assigned to them in the N- 14. Page references correspond to the version of the N-14 filed on January 24, 2025.

When a comment specific to one section of the N-14 would apply to similar disclosure elsewhere in the N-14, the Registrant will conform changes consistently throughout the documents, as appropriate. The Registrant will implement all text changes described below substantially as noted here, though some variation in the filing may be appropriate.

The Registrant understands that the Registrant and management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

1.Comparison of Current and Pro Forma Expenses, Acquired Funds: Please revise “buy and hold shares” to “buy, hold and sell shares.” See Item 3 of Form N-14.

RESPONSE: The Registrant will change references from “buy and hold shares” to “buy, hold and sell shares” as appropriate.

2.Investment Objective and Principal Investment Strategies, Pioneer Bond VCT Portfolio Page 21: We re-issue comment 25 in the Staff’s comments provided on December 20, 2024 and January 10, 2025 with respect to disclosure of the Fund’s principal investment strategies. The final sentence of the disclosure beginning “Notwithstanding the foregoing . . .” appears in the column for the Acquired Fund. If this investment restriction does not apply to the Acquiring Fund, please provide disclosure to that effect in the column for the Acquiring Fund in the N-14. Please revise the disclosure for each of the Funds with this disclosure, as appropriate.

RESPONSE: The Registrant believes no change is necessary. At the time of the Reorganization, the Victory Pioneer Bond VCT Portfolio (and each Acquiring Fund of a corresponding Acquired Fund that includes that same investment restriction in its principal investment strategy) will also not invest fund assets in companies described in that restriction. The principal investment strategy of the Victory Pioneer Bond VCT Portfolio (and each Acquiring Fund of a corresponding Acquired Fund that includes that same investment restriction in its principal investment strategy) will reflect this in the Registrant’s pre-effective amendment to its registration statement on Form N-1A, and in particular, in response to Item 9 of Form N-1A.

3.Fund Performance Information for Pioneer Equity Income VCT Portfolio, Page 31: Please provide the information required by Instruction 2(b) to Item 4(b)(2) of Form N-1A for the additional index included for this Fund and for each Fund that includes an additional index.

RESPONSE: For each Fund that includes disclosure of performance related to an additional index, the Registrant will disclose information about the additional index in the narrative accompanying the bar chart and table, as required by Instruction 2(b) to Item 4(b)(2) of Form N-1A. For example, for the Pioneer Equity Income VCT Portfolio, the Registrant will include the following: “The Russell 1000 Value Index is provided to show how the Acquired Fund’s performance compares with the returns of an index of securities similar to those in which the Acquired Fund invests.”

4.Terms of Each Reorganization, Page 72: The Staff notes that the disclosure states that the proposal was approved “unanimously by the Trustees present at the meeting.” Please state how many Trustees of the total Trustees were present at the meeting. You may also include clarifying that language that the entire Board recommends the proposal.

RESPONSE: The Registrant will revise the first paragraph of the Section “Terms of Each Reorganization” on page 72 as follows:

The following is a summary of certain terms of the Plan of Reorganization, a copy of which is attached to this Proxy Statement/Prospectus as Exhibit A.

The Registrant will revise the first paragraph under “Board Recommendation and Required Vote” on page 78 as follows:

The Board of Trustees consists of eight Trustees, of which seven Trustees are not “interested persons” of the Funds. After the meetings and deliberations described above, all of the Trustees unanimously recommended approval (i.e., vote FOR) of the Plan of Reorganization. At a meeting on December 30, 2024, the Trustees present at the meeting (seven of the eight Trustees) unanimously approved the Plan of Reorganization.

5.Board Deliberations Regarding the Proposals, Page 77: With respect to the Board’s consideration of the “alternatives,” please discuss the alternatives that the Board considered. Please also clarify the sentence that “the Board determined to negotiate what it believes is in the best interest of shareholders.”

RESPONSE: While the Trustees considered alternatives to the Reorganization, the Registrant believes that the particular alternatives that the Trustees considered are not material to a shareholder’s decision of whether to approve the Reorganization and are not relevant in light of the Trustees’ ultimate authority and determination to approve the Reorganizations. The Registrant discloses that the Board negotiated what it believes is in the best interests of shareholders of each Acquired Fund. The Registrant confirms that this disclosure is accurate and that no other disclosure is necessary or appropriate and, therefore, respectfully declines to include additional disclosure with respect to alternatives considered. With respect to the Staff’s comment to clarify what the sentence regarding the Board determination to negotiate what it believes is in the best interests of shareholders, the Registrant notes for the Staff the extensive list of Board considerations that the Board believes directly impact shareholders interest in the Funds. As a result, the Board believes no further clarification is necessary.

6.Amended and Restated Trust Instrument: We understand that Delaware law permits a fund to eliminate or alter the fiduciary duties of trustees, shareholders, or other persons, and replace them with the standards set forth in Section 10.01(b) of the Amended and Restated Trust Instrument. Provisions eliminating or altering the fiduciary duties of a fund’s trustees, officers, member of any advisory board, investment adviser(s), depositor or principal underwriter (“fiduciary covered persons”) are inconsistent with federal securities laws and the Commission’s express views on such persons’ fiduciary duties. Please revise the provision in the organizational document to state that the provision does not apply to claims arising under the federal securities laws.

RESPONSE: The Registrant will revise Section 10.01(a) of the Trust Instrument as follows:

(a)~~Except as required by applicable federal law, including the 1940 Act, neither~~ Neither the Trustees nor any officer of the Trust shall owe any fiduciary duty (whether arising at law or in equity) to the Trust or any Series or Class or any Shareholder. Unless another standard is specified herein, in conducting the business of the Trust, each Series and each Class, and in exercising their rights and powers hereunder, the Trustees shall take any actions and make any determinations in their subjective belief that such actions or determinations are in, or not opposed to, the best interests of the Trust (or such Series or Class, as applicable). Unless otherwise expressly provided herein or required by applicable federal law, including the 1940 Act, the Trustees shall act in their sole discretion and may take any action or exercise any power without any vote or consent of the Shareholders. The provisions of this Trust Instrument, to the extent that they restrict or eliminate the duties (including fiduciary duties) and liabilities of the Trustees otherwise existing at law or in equity, are agreed by the Trust, each Series, each Class, each Shareholder and each other Person bound by this Trust Instrument to restrict or eliminate such other duties and liabilities of the Trustees and substitute for them the duties and liabilities specifically set forth in this Trust Instrument. The Trustees undertake to perform such duties, and only such duties, as are specifically set forth in this Trust Instrument in accordance with the provisions of this Trust Instrument, and no implied duties, covenants or obligations shall be read into this Trust Instrument against the Trustees. This Section 10.01(a) shall not apply to claims arising under federal securities laws.

7.Amended and Restated Trust Instrument: Please add a provision to Section 10.01(b) the Amended and Restated Trust Instrument, or otherwise modify it, to clarify explicitly that notwithstanding anything to the contrary in the Amended and Restated Trust Instrument, nothing in the Amended and Restated Trust Instrument modifying, restricting or eliminating the duties or liabilities of trustees or officers shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

RESPONSE: The Registrant will add the following sentence to Section 10.01(b) of the Second and Amended and Restated Trust Instrument:

Notwithstanding anything to the contrary in this Trust Instrument, nothing in this Trust Instrument modifying, restricting or eliminating the duties or liabilities of trustees or officers shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

8.Legality of Shares Opinion: Please request that counsel revise its legal opinion to remove the date limitation indicating that the “opinion be only as of the date hereof” and “we undertake no obligation to update or supplement this opinion after the date hereof.” Shareholders should be able to rely on the legal opinion until the issuance of the shares.

RESPONSE: The Registrant believes no changes to the legal opinion included with the N-14 are required.

Should you have any additional questions concerning the filing, please call me at (212) 839- 8679.

Very truly yours,

/s/ Matthew J. Kutner

Matthew J. Kutner

Sidley Austin LLP, as counsel to the Funds

cc:Thomas Perna, Chair

Thomas Dusenberry, Victory Capital Management Inc.

Scott A. Stahorsky, Victory Capital Management Inc.

Carol Trevino, Victory Capital Management Inc.

Patricia McClain, Victory Capital Management Inc.

Sean Fox, Victory Capital Management Inc.

Jay G. Baris, Sidley Austin LLP

John M. Ekblad, Sidley Austin LLP